Exhibit 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chrb.com

FOR IMMEDIATE RELEASE

China Natural Resources Inc. Announces

Formation of New Coal Mining Joint Venture

in Guizhou Province, China

HONG KONG, February 7, 2008, CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today announced that, on January 26, 2008, the Company, through two indirect wholly-owned subsidiaries, had entered into an agreement with Jiangxi Province Coal Group Company (the “JV Partner”), a state-owned enterprise and the largest integrated coal producer in Jiangxi Province, China, to jointly establish Guizhou Puzheng Mining Co. Ltd. ( the “Joint Venture Company”), as an equity joint venture company in Guizhou Province, the PRC. The Joint Venture Company, which is to be owned 64% by the Company, intends to engage in the exploration and mining of coal and other mineral resources in Guizhou Province and other regions in China.

Mr. Li Feilie, the Company’s Chairman and CEO commented “Coal is the primary energy source for China’s booming economy and supplies about 70 per cent of the country’s energy need. Coal prices remain strong because of increasing demand. It is our intention to further expand our natural exploitation business into this enormous market”.

Mr. Li also stated “the coal industry in China is characterized by the uneven distribution of coal reserves and the existence of a large number of small coal miners with outdated technologies. We chose Guizhou Province as our first coal production base as the province is the largest coal producer among all southwest provinces in China. Leveraged on the expertise of our Joint Venture Partner in running coal-related business, the Joint Venture Company will become a solid platform for the Company to develop the coal market in the PRC, with particular focus on Guizhou Province, through acquisition and integration of the existing coal mining operations with the use of more advanced coal mining, selecting and processing technologies.”

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission